1 A U G U S T 2 0 1 9 SOLID Q 2 2 0 1 9 R E S U L T S SUPPORTED BY GOOD OPERATIONAL PERFORMANCE WITH ONGOING F O C U S O N COST EFFICIENCIES FY 2019 GUIDANCE CONFIRMED

Amsterdam (1 August 2019) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces financial and operating results for the quarter ended 30 June 2019. Q2 2019 RESULTS 1 • Revenue tracking in line: total revenue increased by 7.5% organically2 year on year with service revenue increasing 5.0% organically2 to USD 2,080 million, driven by particularly strong performances in Ukraine and Pakistan • Organic data revenue growth remains robust: the momentum in mobile data revenue continued in the period growing by 22.7% year on year organically2, with Ukraine (+77%), Pakistan (+59%) and Bangladesh (+28%) delivering strong performances on the back of ongoing 4G/LTE investments • Reported revenue flat as currency headwind slows: the currency headwind in the period was limited to USD 179 million resulting in a decline in reported revenue of only 0.4% year on year. This compares to the 5.6% decline in the first quarter. • EBITDA (pre-IFRS 16) delivers good organic growth: EBITDA (pre-IFRS 16) increased organically2 by 11.1% year on year to USD 866 million, resulting in an EBITDA margin of 38.3%. Ukraine and Pakistan delivered particularly strong performances in organic EBITDA. Reported EBITDA grew by 16.1% year on year • Cost intensity ratio3 continues to improve organically2: We recorded a 2.7 percentage point year on year organic2 improvement in our cost intensity ratio, helped in particular by Ukraine and Pakistan which both saw benefits from above-inflation revenue growth while we continued to progress on lower corporate costs • Corporate costs trending lower: Corporate costs were USD 60 million, which resulted in a 15% year on year decline in the first half 2019. This is in line with VEON´s ambition to reduce corporate costs by 25% year on year in FY 2019 and to halve the corporate cost run-rate from FY 2017 level by end-FY 2019 • Equity free cash flow4 excluding licenses USD 338 million: In the quarter, adjusting for the positive effect of IFRS 16, the company generated USD 249 million equity free cash flow (excluding licenses), including USD 175 million from Ericsson. Equity Free Cash Flow excluding licenses for the half year adjusted for IFRS 16 impact was USD 630 million • Reported cash flow impacted by tax payment: cash flow was negatively impacted by the first payment of USD 54 million related to GTH tax settlement KEY DEVELOPMENTS • Board of Directors approved interim FY 2019 dividend per share of USD 0.13 • VEON’s Group Chief Financial Officer to step down at the end of September 2019 • GTH reached an agreement with the Egyptian Tax Authority (“ETA”) to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of USD 136 million • The mandatory tender offer (“MTO”) in relation to Global Telecom Holding (“GTH”) commenced on 2 July and will expire on 6 August 2019. While we remain optimistic on the outcome of this process, we will need to wait until the closing of offer period to have certainty on the outcome • During the second quarter, VEON received the balance of the Ericsson payment of USD 175 million, supporting equity free cash flow. Cash flow was negatively impacted by the payment of USD 54 million in taxes to the ETA ahead of the MTO • Strengthening our management team: Sergi Herrero appointed as the COO for VEON Ventures • VEON shareholders elected Muhterem Kaan Terzioğlu as a new member of VEON’s Board of Directors OUTLOOK • FY 2019 guidance confirmed: Low single-digit organic2 growth for revenue, low to mid single-digit organic2 growth for EBITDA and Equity Free Cash Flow excluding licences of approximately USD 1 billion. While we are tracking ahead of our guidance at the interim period, we note the second half metrics are more challenging. Directionally there is upside to revenue and EBITDA. Q2 2019 2

URSULA BURNS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, COMMENTS: “VEON reported a strong first half 2019 with continuing good operational performance. Despite the challenging market conditions, we continue to make steady progress on network performance and distribution optimization. Our strong results in Ukraine and Pakistan ensured a balanced performance for the Group. Our service revenue growth was largely driven by strong growth in data revenue on the back of the continued investment in our data networks in the period. This will remain a key focus for VEON over the medium-term while we explore new ventures in the longer-term. We remain acutely focused on costs not only at the Group level but across all our operations. The improving cost efficiencies we are delivering have allowed a number of our smaller markets to record encouraging incremental profitability for the Group. As we continue to focus on simplifying our structure, we are encouraged by the progress we are making with our restructuring plans for GTH, including the commencement of the mandatory tender offer on 2 July 2019, and we are optimistic on concluding this process successfully. We believe that a simplified and streamlined Group will allow us to further unlock value for shareholders over the medium to long term. Despite some macro and regulatory challenges, we remain optimistic on the medium to long term opportunity that our portfolio presents, and we will continue to focus on driving strong operational performance, while simplifying our portfolio and maximizing data opportunities. We have confirmed our guidance for FY 2019.” 1 Key results compare to prior year results unless stated otherwise 2 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations 3 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue. Based on FY 2018, in USD million (3,697+1,701-133)/8,526 4 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. EFCF target for FY 2019 is based on currency rates of 20 February 2019, excludes USD 136 million payment of Global Telecom Holding tax settlement, includes the one-time cash received in connection with a revised arrangement from Ericsson of USD 350 million. See attachment C for reconciliations 5 FY 2019 targets exclude the impact of the introduction of IFRS 16 Note: In Q2 2019, both revenue and EBITDA were positively impacted by special compensation of USD 38 million related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares. In addition, in Q2 2019, as a result of the USD 136 million GTH Tax Settlement (see below “GTH Tax Settlement’’), VEON has recorded an additional provision of USD 56 million with USD 27 million in the EBITDA and USD 29 million in the income tax. Q2 2019 3

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	2Q19	2Q19 pre-IFRS 16	2Q18	Reported YoY	Reported YoY pre-IFRS 16	Organic YoY [1]
Total revenue, of which	2,261	2,261	2,270	(0.4%)	(0.4%)	7.5%
mobile and fixed service revenue	2,080	2,080	2,136	(2.6%)	(2.6%)	5.0%
mobile data revenue	590	590	517	14.2%	14.2%	22.7%
EBITDA	994	866	857	16.1%	1.0%	11.1%
EBITDA margin (EBITDA/total revenue)	44.0%	38.3%	37.7%	6.2p.p.	0.6p.p.	1.3p.p.
Profit from continued operations	75	97	25	196.5%	n.m.	
(Loss) from discontinued operations	-		(169)	n.m.	n.m.	
Profit/(Loss) for the period	75	97	(144)	n.m.	n.m.	
Equity free cash flow excl. licenses [2]	338	249	206	63.9%	20.9%	
Capital expenditures excl. licenses	547	450	402	36.0%	11.8%	
LTM capex excl. licenses/revenue	18.4%	16.7%	17.4%	0.9p.p.	(0.7p.p.)	
Net debt	8,179	6,085	8,645	(5.4%)	(29.6%)	
Net debt/LTM EBITDA	2.1	1.7	2.5	n.m.	n.m.	
Total mobile customer (millions)	212	212	210	0.9%		
Total fixed-line broadband customers (millions)	3.9	3.9	3.6	8.5%		

1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

2 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

USD million	1H19	1H19 pre-IFRS 16	1H18	Reported YoY	Reported YoY pre-IFRS 16	Organic YoY [1]
Total revenue, of which	4,385	4,385	4,520	(3.0%)	(3.0%)	7.4%
mobile and fixed service revenue	4,085	4,085	4,292	(4.8%)	(4.8%)	5.3%
mobile data revenue	1,157	1,157	1,022	13.3%	13.3%	24.5%
EBITDA	2,292	2,038	1,711	34.0%	19.1%	10.7%
EBITDA margin (EBITDA/total revenue)	52.3%	46.5%	37.9%	14.4p.p.	8.6p.p.	1.5p.p.
Profit from continued operations	605	652	68	n.m.	n.m.	
(Loss) from discontinued operations	-	-	(300)	n.m.	n.m.	
Profit/(Loss) for the period	605	652	(232)	n.m.	n.m.	
Equity free cash flow excl. licenses [2]	795	630	540	47.2%	16.6%	
Capital expenditures excl. licenses	988	838	757	30.5%	10.7%	
LTM capex excl. licenses/revenue	18.4%	16.7%	17.4%	0.9p.p.	(0.7p.p.)	
Net debt	8,179	6,085	8,645	(5.3%)	(29.6%)	
Net debt/LTM EBITDA	2.1	1.7	2.5	n.m.	n.m.	
Total mobile customer (millions)	212	212	210	0.9%		
Total fixed-line broadband customers (millions)	3.9	3.9	3.6	8.5%		

VEON Q2 2019 4

CONTENTS MAIN EVENTS .............................................................................................. 6 GROUP PERFORMANCE .................................................................................. 8 COUNTRY PERFORMANCE .............................................................................. 11 CONFERENCE CALL INFORMATION .................................................................... 18 ATTACHMENTS ........................................................................................... 21 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses, are reconciled to the comparable IFRS measures in Attachment C. As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 37 million per annum that would have been recognized had the disposal group not been classified as held for sale. IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting Q2 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward looking targets exclude the impact of the introduction of IFRS 16 in FY 2019. All comparisons are on a year on year basis unless otherwise stated. Q2 2019 5

MAIN EVENTS REVENUE AND EBITDA Reported revenue (-0.4% YoY) and EBITDA (+16.1% YoY) were impacted by both currency movements and IFRS 16 implementation in this year. On an organic basis revenue increased 7.5% YoY with EBITDA up 11.1% YoY driven predominately by the particularly strong performance from both Pakistan and Ukraine. While we are tracking ahead of our guidance at the interim period for revenue and EBITDA, the second half metrics are more challenging, and we will see some slowdown in the YoY trends. While reported revenue was impacted by currency movements, the headwinds in Q2 2019 were limited to USD 179 million. This compares to the currency headwinds of USD 291 million in the first quarter where reported revenue was down 5.6%. The performance of the Russian ruble and Pakistan rupee will be key drivers for the balance of the year. During Q2 2019, both revenue and EBITDA were positively impacted by special compensation of USD 38 million related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares. This amount will be allocated to incremental network investments in Kazakhstan during the year and as such we expect no real impact on cash flow. As a result of the USD 136 million GTH Tax Settlement (see below “GTH Tax Settlement’’), VEON has recorded an additional provision of USD 56 million with USD 27 million in the EBITDA and USD 29 million in the income tax. COST INTENSITY In Q2 2019, cost intensity improved by 2.7 percentage points year on year mainly due to lower service costs in Russia, Ukraine and Pakistan. We are seeing continued progress across a number of our smaller markets and we expect the contribution from the other markets to become more meaningful over the coming year. In its 2018 results, VEON announced its commitment to reduce the Group’s cost intensity ratio by at least 1 percentage point organically1 per annum between 2019 and 2021, from 61.8% as reported in FY 2018. At the Group level, the main contributor to cost intensity improvement for 2019 is still expected to be a further reduction in VEON’s corporate costs. Cost intensity is defined as service costs plus selling, general and administrative costs less other revenue divided by total service revenue. VEON’S BOARD OF DIRECTORS HAS APPROVED AN INTERIM FY 2019 DIVIDEND PER SHARE OF USD 0.13 VEON’s Board of Directors approved the distribution of an interim gross dividend of USD 0.13 per share for 2019, with a record date of 14 August 2019, compared to USD 0.12 in Q2 2018. For ordinary shareholders at Euronext Amsterdam, the interim dividend of USD 0.13 will be paid in Euro. VEON GROUP CHIEF FINANCIAL OFFICER On 28 June 2019, VEON announced that VEON’s Group Chief Financial Officer, Trond Westlie, will step down at the end of September. A worldwide search is underway for his replacement. GTH TAX SETTLEMENT On 26 June 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of USD 136 million (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. From 26 June 2019, following the first settlement payment of USD 54 million by GTH to the ETA, GTH was released in relation to tax years from 2006 through 2007 and 2010 through 2018. In respect of the years 2000 through 2005 and 2008 Q2 2019 6 through 2009 for GTH and all years up to and including 2018 for GTH's Egyptian subsidiaries, the tax releases are expected to take effect immediately on the payment of the second settlement of USD 82 million by no later than 31 December 2019, at which time GTH is expected to delist from the Egyptian Exchange (the “EGX”). As a result of the USD 136 million GTH Tax Settlement, in Q2 2019, VEON has recorded respective liability to the ETA of USD 56 million with USD 27 million recorded under EBITDA and USD 29 million in the income tax line. MANDATORY TENDER OFFER AND COMPREHENSIVE GTH RESTRUCTURING On 10 February 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the "FRA") to approve a mandatory tender offer by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing approximately 42.31% of GTH's issued shares) (the "MTO"). On 26 June 2019, the FRA approved the MTO at an adjusted offer price of EGP 5.08 per share. The MTO commenced on 2 July 2019 and is expected to end on 6 August 2019. To further simplify VEON’s corporate structure, following a successful completion of the MTO and the requisite shareholder approval, it is anticipated that GTH will be delisted from the EGX. Furthermore, VEON has submitted an offer to GTH to acquire substantially all of its operating assets, subject to successful completion of the MTO and delisting. The asset transfers will be conducted at the imputed MTO valuation. AGM ELECTED ONE NEW DIRECTOR Following the election of the directors of the VEON Board at the AGM on 18 June 2019, the VEON Board now includes eleven previously serving directors, Ursula Burns, Guillaume Bacuvier, Osama Bedier, Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Robert Jan van de Kraats, Guy Laurence and Alexander Pertsovsky, as well as one new director, Muhterem Kaan Terzioğlu. STRENGTHENING THE TEAM On 16 July 2019, VEON announced the appointment of Sergi Herrero as the Chief Operations Officer for VEON Ventures, effective from September 2019. Sergi will sit on VEON’s Group Executive Committee and report to the Chairman and CEO, Ursula Burns. Sergi will lead our Ventures division and define the company’s growth plans outside the traditional connectivity business, with a focus on adjacent digital products. 1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations. Q2 2019 7

VEON

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	2Q19	2Q19 Pre-IFRS16	2Q18	Reported YoY	Reported pre-IFRS 16 YoY	Organic[1] YoY	1H19	1H19 Pre-IFRS16	1H18	Reported YoY	Reported pre-IFRS 16 YoY	Organic[1] YoY
Total revenue	2,261	2,261	2,270	(0.4%)	(0.4%)	7.5%	4,385	4,385	4,520	(3.0%)	(3.0%)	7.4%
Russia	1,124	1,124	1,174	(4.2%)	(4.2%)	0.0%	2,172	2,172	2,340	(7.2%)	(7.2%)	2.1%
Pakistan	348	348	363	(4.2%)	(4.2%)	20.5%	710	710	731	(2.9%)	(2.9%)	22.0%
Algeria	187	187	200	(6.3%)	(6.3%)	(3.4%)	379	379	402	(5.7%)	(5.7%)	(2.4%)
Bangladesh	137	137	131	4.7%	4.7%	5.4%	271	271	260	4.1%	4.1%	5.0%
Ukraine	212	212	173	22.6%	22.6%	24.4%	400	400	329	21.5%	21.5%	22.4%
Uzbekistan	67	67	79	(15.5%)	(15.5%)	(10.6%)	131	131	155	(15.6%)	(15.6%)	(11.9%)
HQ	-	-	-				-	-	-			
Other and eliminations	186	186	151				323	323	300			
Service revenue	2,080	2,080	2,136	(2.6%)	(2.6%)	5.0%	4,085	4,085	4,292	(4.8%)	(4.8%)	5.3%
Russia	1,014	1,014	1,076	(5.8%)	(5.8%)	(1.6%)	1,974	1,974	2,187	(9.7%)	(9.7%)	(0.6%)
Pakistan	324	324	337	(3.8%)	(3.8%)	21.1%	662	662	678	(2.4%)	(2.4%)	22.6%
Algeria	187	187	198	(5.8%)	(5.8%)	(2.9%)	378	378	400	(5.3%)	(5.3%)	(2.0%)
Bangladesh	134	134	125	7.1%	7.1%	7.8%	264	264	250	5.7%	5.7%	6.6%
Ukraine	210	210	172	22.5%	22.5%	24.3%	397	397	327	21.3%	21.3%	22.2%
Uzbekistan	67	67	79	(15.6%)	(15.6%)	(10.7%)	131	131	155	(15.6%)	(15.6%)	(12.0%)
HQ	-	-	-				-	-	-	-		
Other and eliminations	144	144	148				279	279	293	-		
EBITDA	994	866	857	16.1%	1.0%	11.1%	2,292	2,038	1,711	34.0%	19.1%	10.7%
Russia	498	413	441	12.9%	(6.4%)	(2.1%)	966	799	884	9.3%	(9.6%)	(0.5%)
Pakistan	185	175	175	6.0%	0.0%	26.0%	369	345	349	5.5%	(1.3%)	24.2%
Algeria	84	75	87	(3.7%)	(14.1%)	(11.4%)	172	156	178	(2.9%)	(12.5%)	(9.3%)
Bangladesh	55	45	45	21.4%	(0.5%)	0.1%	114	95	91	25.0%	3.4%	4.2%
Ukraine	138	132	95	44.7%	38.9%	40.9%	256	245	184	39.3%	33.5%	34.5%
Uzbekistan	35	33	35	0.8%	(3.9%)	1.9%	67	64	68	(2.6%)	(6.4%)	(2.3%)
HQ	(60)	(60)	(54)				237	236	(134)			
Other and eliminations	60	53	33				111	98	90			
EBITDA margin	44.0%	38.3%	37.7%				52.3%	46.5%	37.9%			

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

Reported total revenue decreased by 0.4% year on year in Q2 2019 to USD 2.3 billion, driven by good operational performance that was largely offset by currency headwinds of USD 179 million. Organically, total revenue increased by 7.5% mainly as a result of revenue growth in Pakistan, Ukraine and Bangladesh in addition to special compensation received in Q2 2019 of USD 38 million related to the termination of network sharing agreement with Kcell. The total revenue organic trend was supported by good organic growth in mobile data revenue, which increased by 22.7% for the quarter. Reported mobile data revenue (+14.2%) was impacted by currency headwinds of approximately USD 50 million. Mobile customers increased year on year to 212 million at the end of Q2 2019, with customer growth in Pakistan, Algeria and Bangladesh, which was partially offset by a decrease in the customer base in Russia and Uzbekistan.

EBITDA pre-IFRS 16 increased organically by 11.1% to USD 866 million in Q2 2019, primarily due to a strong performance in Pakistan and Ukraine. Reported EBITDA increased by 16.1% year on year positively impacted by IFRS 16, which offset the negative impact of currency headwinds of USD 86 million.

Adjusting for the positive effect of IFRS 16, the company generated USD 249 million in equity free cash flow (excluding licenses) during Q2 2019, an increase of 20.9% year on year. This includes USD 175 million of second payment received from Ericsson and USD 38 million related to the termination of network sharing agreement with Kcell. Cash flow was negatively impacted by the payment of USD 54 million related to the GTH Tax Settlement. Reported equity free cash flow (excluding licenses) was USD 338 million in Q2 2019.

VEON's HQ segment consists largely of the costs of VEON's headquarters in Amsterdam. Corporate costs were USD

VEON Q2 2019 8

VEON

60 million in Q2 2019, up 10%, as a result of release of certain provisions in Q2 2018. VEON is on track to deliver on its target to reduce corporate costs by approximately 25% in FY 2019 from USD 359 million in FY 2018 and maintains the mid-term ambition to halve the run-rate of its corporate costs between FY 2017 (USD 431 million) and year-end 2019.

"Other" in Q2 2019 includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations, services and intercompany eliminations and USD 27 million of additional provision in relation to the GTH Tax Settlement.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	2Q19	2Q19 Pre-IFRS16	2Q18	Reported YoY	Reported pre-IFRS 16 YoY	1H19	1H19 Pre-IFRS16	1H18	Reported YoY	Reported pre-IFRS 16 YoY
Total revenue	2,261	2,261	2,270	(0.4%)	(0.4%)	4,385	4,385	4,520	(3.0%)	(3.0%)
Service revenue	2,080	2,080	2,136	(2.6%)	(2.6%)	4,085	4,085	4,292	(4.8%)	(4.8%)
EBITDA	994	866	857	16.1%	1.0%	2,292	2,038	1,711	34.0%	19.1%
EBITDA margin	44.0%	38.3%	37.7%	6.2p.p.	0.6p.p.	52.3%	46.5%	37.9%	14.4p.p.	8.6p.p.
Depreciation, amortization, impairments and other	(530)	(417)	(474)			(1,040)	(818)	(974)		
EBIT (Operating Profit)	464	449	383			1,252	1,220	737		
Financial income and expenses	(196)	(153)	(194)			(393)	(303)	(391)		
Net foreign exchange (loss)/gain and others	(22)	(22)	(11)			(8)	(8)	1		
Share of (loss)/profit of joint ventures and associates	-	-	0			(0)	-	0		
Other non operating gains / losses	10	10	(15)			14	14	(25)		
(Loss)/Profit before tax	256	285	161			865	923	321		
Income tax expense	(182)	(187)	(136)			(260)	(272)	(253)		
(Loss)/Profit from continued operations	75	97	25			605	652	68		
(Loss)/Profit from discontinued operations	-	-	(169)			-		(300)		
(Loss)/Profit for the period attributable to VEON shareholders	70	91	(142)			565	608	(254)		

	2Q19	2Q19 Pre-IFRS16	2Q18	Reported YoY	Reported pre-IFRS 16 YoY	1H19	1H19 Pre-IFRS16	1H18	Reported YoY	Reported pre-IFRS 16 YoY
Capex	553	456	497	12.6%	(8.2%)	999	849	1,271	(19.8%)	(33.2%)
Capex excl. licenses	547	450	402	36.0%	11.8%	988	838	757	30.5%	10.7%
Capex excl. licenses/revenue	24.2%	19.9%	17.7%			22.5%	19.1%	16.7%		
LTM capex excl. licenses/revenue	18.4%	16.7%	17.4%			18.4%	16.7%	17.4%		

Note: prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation and amortization charges in respect of Deodar

Q2 2019 ANALYSIS

Reported EBITDA increased by 16.1%. EBITDA pre-IFRS 16 increased by 1.0% year on year, as the strong operational performance was offset by currency headwinds. Operating profit pre-IFRS 16 for the quarter increased to USD 449 million, mainly due to lower depreciation and amortization charges during the quarter.

The year on year decrease in net finance income pre-IFRS 16 was mostly due to the lower debt levels during the quarter, which more than offset the marginal increase in the cost of debt as a result of an increase in the Russian ruble-denominated debt portion. Consequently, profit before tax pre-IFRS 16 was USD 285 million in Q2 2019, higher that the USD 161 million recorded in Q2 2018. Reported profit before tax increased to USD 256 million in Q2 2019.

Pre-IFRS 16 income tax expenses increased to USD 187 million in Q2 2019 from USD 136 million in Q2 2018. The year on year comparison is affected by a number of exceptional items in Q2 2019: a portion of additional tax provision of USD 29 million recorded as a result of the GTH tax settlement and a reversal of deferred tax assets at HQ of USD 49 million. Excluding these exceptional items, income tax decreased year on year mainly due to lower corporate income tax rate in Uzbekistan.

In Q2 2019, the Company recorded a net profit of USD 91 million for the period attributable to VEON´s shareholders pre-IFRS 16.

Capex excluding licenses pre-IFRS 16 increased to USD 450 million in Q2 2019 from USD 402 million in Q2 2018 due to Yarovaya investments in Russia and additional network investments in Kazakhstan required as a result of the termination of a network sharing agreement with Kcell for which VEON received compensation recorded as revenue this quarter. The ratio of LTM capex excluding licenses pre-IFRS 16 to revenue for the last twelve months was 16.7%.

VEON Q2 2019 9

FINANCIAL POSITION & CASH FLOW

USD million	2Q19	2Q19 Pre-IFRS 16	1Q19	1Q19 Pre-IFRS 16	QoQ	QoQ Pre-IFRS 16
Total assets	16,519	14,479	16,676	14,638	(0.9%)	(1.1%)
Shareholders' equity	4,000	4,000	3,933	3,933	1.7%	1.7%
Gross debt	9,513	7,419	9,533	7,465	(0.2%)	(0.6%)
Net debt	8,179	6,085	8,265	6,197	(1.0%)	(1.8%)
Net debt/LTM EBITDA	2.1	1.7	2.2	1.7		

USD million	2Q19	2Q19 Pre-IFRS 16	2Q18	YoY	YoY Pre-IFRS 16	1H19	1H19 Pre-IFRS 16	1H18	YoY	YoY Pre-IFRS 16
Net cash from/(used in) operating activities	745	657	600	145	57	1,550	1,385	1,302	248	83
Net cash from/(used in) investing activities	(454)	(454)	(459)	5	5	(1,480)	(1,480)	(90)	(1,390)	(1,390)
Net cash from/(used in) financing activities	(191)	(102)	(332)	141	230	(580)	(415)	(1,332)	752	917

Gross debt was stable from Q1 2019 to Q2 2019. In Q1 2019, gross debt increased mainly due to the impact of the introduction of IFRS 16 and a drawdown under the VEON Holding B.V. Revolving Credit Facility in Amsterdam to fund the collateral for the MTO for GTH. Over the last year VEON significantly improved its currency mix of debt as it reduced its exposure to euro denominated debt and increased its Russian ruble debt exposure.

Net cash from operating activities increased year on year, mainly due to the second, final payment from Ericsson of USD 175 million in respect of a revised partnership agreement announced in Q1 2019, partially offset by the first payment of USD 54 million related to GTH Tax Settlement. In Q2 2018, VEON recorded an exceptional improvement in working capital related to a cash settlement.

Net cash flow used in investing activities was stable from Q1 2019 to Q2 2019 comparing to the last quarter. However, the mix has changed: in Q2 2018 VEON purchased licenses in Ukraine, while in Q2 2019 an additional investment was made in network, including Yarovaya expenses in Russia.

Net cash used in financing activities pre-IFRS 16 amounted to USD 102 million in Q2 2018, compared to USD 332 million in Q2 2018; mainly driven by lower refinancing activities in Q2 2019 compared to Q2 2018.

Net debt pre-IFRS 16 in Q2 2019 was USD 6,085 million and the net debt/ LTM EBITDA ratio was 1.7x. The net debt includes cash balances of USD 645 million pledged as collateral for the MTO. Reported net debt ratio at the end of Q2 2019 was 2.1x.

VEON Q2 2019 10

COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Algeria
- Bangladesh
- Uzbekistan

RUSSIA

RUB million	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	72,554	72,542	0.0%	141,801	138,893	2.1%
Mobile service revenue	56,992	57,609	(1.1%)	111,926	111,892	0.0%
Fixed-line service revenue	8,465	8,901	(4.9%)	16,967	17,768	(4.5%)
EBITDA	32,172	27,243	18.1%	63,106	52,447	20.3%
EBITDA margin	44.3%	37.6%	6.8p.p.	44.5%	37.8%	6.7p.p.
EBITDA pre-IFRS 16	26,669	27,243	(2.1%)	52,200	52,447	(0.5%)
EBITDA margin pre-IFRS 16	36.8%	37.6%	(0.8p.p.)	36.8%	37.8%	(0.9p.p.)
Capex excl. licenses	19,541	13,321	46.7%	37,006	22,328	65.7%
LTM Capex excl. licenses /revenue	20.8%	16.5%	4.3p.p.	20.8%	16.5%	4.3p.p.
Capex excl. licenses pre-IFRS 16	15,157	13,321	13.8%	30,143	22,328	35.0%
LTM Capex excl. licenses /revenue pre-IFRS 16	18.5%	16.6%	1.9p.p.	18.5%	16.6%	1.9p.p.
Mobile						
Total revenue	64,047	63,576	0.7%	124,755	121,029	3.1%
- of which mobile data	15,450	15,417	0.2%	30,471	30,555	(0.3%)
Customers (mln)	54.3	56.4	(3.7%)			
- of which data users (mln)	35.8	36.6	(2.3%)			
ARPU (RUB)	348	338	2.9%			
MOU (min)	305	323	(5.8%)			
Data usage (MB/user)	5,046	3,454	46.1%			
Fixed-line						
Total revenue	8,507	8,966	(5.1%)	17,046	17,865	(4.6%)
Broadband revenue	2,711	2,547	6.4%	5,372	5,107	5.2%
Broadband customers (mln)	2.5	2.3	7.3%			
Broadband ARPU (RUB)	371	373	(0.7%)			

In Russia, the market was characterized by continued price and sales competition during the quarter impacting the overall market growth. However, Beeline continued to show steady progress on network performance and distribution optimization. Beeline reported flat total revenue growth year on year while EBITDA pre-IFRS 16 declined by 2.1%.

Total revenue in Q2 2019 was at RUB 72.6 billion, driven by the strong growth in sales of equipment and accessories up 20% to RUB 6.9 billion, following the expansion of our monobrand stores. Mobile service revenue decreased by 1.1% to RUB 57.0 billion, negatively impacted by the VAT increase to 20% from 18% and the termination of national roaming. The strong growth in VAS, content and revenue from mobile financial services was offset by the decline in voice revenue following continued price competition during the quarter. While data volumes continued to grow strongly, data revenue growth was more muted as price competition remained.

Mobile customers decreased by 3.7% year on year to 54.3 million largely as a result of a decline in sales through alternative distribution channels following the expansion of Beeline monobrand stores. We also saw a decline in migrant customers volumes by 30% in the period. Churn continued to improve quarter on quarter, and we would expect to see an improvement in customer trends towards the end of this year with the change in distribution model and the base effect from the last quarter of 2018. As first patterns of this process, we see quarterly growth of subscriber base by ~100 thousands in Q2 2019 vs Q1 2019. Mobile ARPU increased by 2.9% year on year, partially supported by the reduction in low ARPU customers.

VEON Q2 2019 11

Fixed-line revenue, adjusted for the centralization of transit services revenue and multinational data service revenue in VEON Wholesale Services, grew in Q2 2019, driven by continued improvements in B2C and B2B segments. VEON Wholesale Services is a Group division based in Amsterdam centrally managing wholesale services for all Group operations. Fixed-line service revenue declined by 4.9% mainly due to the decrease of approximately RUB 0.4 billion in transit traffic service revenue. The Fixed Mobile Convergence ("FMC") proposition continues to play an important role in the turnaround of the fixed-line business for Beeline. The FMC customer base grew by 18% year on year in Q2 2019 to more than 1.1 million, which represents a 47% FMC customer penetration in the broadband customer base, supporting improvements in broadband customer churn.

Beeline continues to focus on the B2B segment, improving its proposition with new digital offers and solutions to both small and large enterprises. The 2Q19 B2B service mobile revenue increased by 2.4%.

EBITDA pre-IFRS 16 declined by 2.1% year on year driven by the revenue decrease, leading to an EBITDA margin of 36.8% (flat quarter on quarter). The year on year decline in EBITDA margin pre-IFRS 16 was driven by the change in revenue mix as a result of the strong growth in sales of equipment and accessories, which are characterized by lower margins. The impact of the change in revenue mix on EBITDA margin in Q2 2019 was approximately 1.3 percentage points. The VAT increase and the suspension of national roaming impact on revenue had an impact on reported EBITDA.

Capex excluding licenses pre-IFRS 16 increased by 13.8%, as a result of increased network investments and investments related to the Yarovaya Law. During Q2 2019, we increased 4G base stations by 50%. Beeline continues to invest in network development to ensure it has the best quality infrastructure that is ready to integrate new technologies. The LTM capex (excluding licenses) to revenue ratio pre-IFRS 16 was 18.5% in Q2 2019. The reported capex excluding licenses increased by 47% year on year during the quarter. The Yarovaya Law-related investment plans are progressing in alignment with legal requirements.

UKRAINE

UAH million	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	5,624	4,521	24.4%	10,750	8,785	22.4%
Mobile service revenue	5,257	4,200	25.2%	10,020	8,149	23.0%
Fixed-line service revenue	333	297	11.9%	662	593	11.7%
EBITDA	3,656	2,490	46.8%	6,880	4,902	40.3%
EBITDA margin	65.0%	55.1%	9.9p.p.	64.0%	55.8%	8.2p.p.
EBITDA pre-IFRS 16	3,508	2,490	40.9%	6,592	4,902	34.5%
EBITDA margin pre-IFRS-16	62.4%	55.1%	7.3p.p.	61.3%	55.8%	5.5p.p.
Capex excl. licenses	1,152	927	24.3%	2,134	1,614	32.3%
LTM capex excl. licenses/revenue	17.5%	16.0%	1.5p.p.	17.5%	16.0%	1.5p.p.
Capex excl. licenses pre-IFRS 16	991	927	6.9%	1,786	1,614	10.7%
LTM capex excl. licenses/revenue pre-IFRS 16	15.8%	16.0%	(0.2p.p.)	15.8%	16.0%	(0.2p.p.)
Mobile						
Total operating revenue	5,248	4,224	24.2%	10,020	8,192	22.3%
- of which mobile data	2,784	1,574	76.9%	5,238	2,915	79.7%
Customers (mln)	26.2	26.5	(1.1%)			
- of which data customers (mln)	15.7	13.5	16.2%			
ARPU (UAH)	66	52	26.9%			
MOU (min)	571	580	(1.5%)			
Data usage (MB/user)	3,345	1,811	84.7%			
Fixed-line						
Total operating revenue	333	297	11.9%	662	593	11.7%
Broadband revenue	215	185	16.6%	424	366	16.0%
Broadband customers (mln)	1.0	0.9	11.5%			
Broadband ARPU (UAH)	76	73	4.4%			

VEON Q2 2019 12

In Ukraine, Kyivstar sustained another period of solid outperformance in a growing telecoms market. The results followed strong marketing activities and improving network quality. Data consumption continue to grow as we continue to focus on our high value customers.

Kyivstar continued its strong performance in Q2 2019, with total revenue increasing by 24.4% year on year to UAH 5.6 billion. The revenue growth was supported by the prior year phasing of tariff modernization activities which were predominately implemented in mid-2018. Mobile service revenue grew by 25.2% to UAH 5.3 billion, driven by the strong data revenue growth. Growing data customers and data usage growth supported an ARPU increase of 26.9% year on year to UAH 66. Kyivstar´s mobile customer base decreased by 1.1% to 26.2 million due to Ukrainian demographic trends and the reduction in multi SIM users. Despite this, data penetration continued to increase, and data customers grew 16.2% year on year.

Fixed-line service revenue grew by 11.9% year on year to UAH 333 million, driven by an increase in the fixed broadband customer base of 11.5% year on year, while fixed broadband ARPU increased by 4.4% year on year to UAH 76.

EBITDA pre-IFRS 16 increased by 40.9% year on year, with an EBITDA margin of 62.4%. The strong EBITDA growth was driven by revenue growth, while good cost control in the period further supported margin expansion. Reported EBITDA increased by 46.8% year on year to UAH 3.7 billion.

Capex excluding licenses pre-IFRS 16 increased by 6.9% year on year as a result of further 4G/LTE roll-out during the quarter. Kyivstar continued to focus on 4G/LTE roll-out during the quarter. Reported capex excluding licenses increased by 24.3% at UAH 1.2 billion.

In July 2019, National Bank of Ukraine abolished any limits on the repatriation of dividends. VEON believes that this is a meaningful step forward in supporting group cashflows.

PAKISTAN

PKR billion	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	51.1	42.4	20.5%	101.7	83.4	22.0%
Mobile service revenue	47.7	39.4	21.1%	94.8	77.3	22.6%
of which mobile data	12.5	7.9	58.8%	26.1	14.9	75.4%
EBITDA	27.3	20.4	33.7%	52.9	39.9	32.7%
EBITDA margin	53.4%	48.2%	5.3p.p.	52.0%	47.8%	4.2p.p.
EBITDA pre-IFRS 16	25.7	20.4	26.0%	49.5	39.9	24.2%
EBITDA margin pre-IFRS 16	50.4%	48.2%	2.2 p.p.	48.7%	47.8%	0.9p.p.
Capex excl. licenses	9.7	6.7	45.0%	17.0	14.0	21.4%
LTM Capex excl. licenses /revenue	13.5%	17.5%	4.0p.p.	13.5%	17.5%	4.0p.p.
Capex excl. licenses pre-IFRS 16	9.8	6.7	46.8%	17.0	14.0	21.4%
LTM Capex excl. licenses /revenue pre-IFRS 16	13.5%	17.5%	(4.0p.p.)	13.5%	17.5%	(4.0p.p.)
Mobile						
Customers (mln)	59.5	55.5	7.2%			
- of which data users (mln)	36.9	31.5	17.3%			
ARPU (PKR)	268.2	236.9	13.2%			
MOU (min)	521	543	(4.2%)			
Data usage (MB/user)	1831	950	92.7%			

VEON Q2 2019 13

Jazz continued to perform well despite the ongoing competitive nature of the Pakistani market, particularly in data and social network offers. Jazz continued to maintain its premium price positioning in Pakistan following successful repricing activities during the quarter. In Q2 2019, total revenue grew by 20.5% year on year. This was supported by good operational execution as well as higher usage by customers following the suspension of taxes (“suo moto”1 order). Excluding the impact of suspension of taxes collected, revenue growth was 15%. The ‘suo moto’1 order was reversed on 24 April 2019 negatively impacting the performance in May and June. Service revenue growth was predominately driven by data revenue growth of 58.8%. The data revenue growth was driven by an increase in data customers, doubling of data usage through higher bundle penetration and continued data network expansion. Financial services revenue grew as well during this quarter by 36% year on year as Jazz Cash increased its 30-day active wallet subscriber base to 5.7 million with revenue in the quarter of PKR 1.9 billion, a sequential increase of 7.7% from the first quarter of this year. The customer base increased by 7.2% year on year, supported by higher data customers on the back of the continued expansion of the data network. The quarter on quarter customer trend reflects our commercial strategy to focus on high value customers in order to further improve new sale customer mix, leveraging on network quality of service. EBITDA pre-IFRS 16 grew year on year by 26.0% on the back of above-inflation revenue growth, resulting in an EBITDA margin pre-IFRS 16 of 50.4%. excluding “suo moto”1 impact, the year on year EBITDA growth pre-IFRS 16 would have been 18.3% year on year. For 2019, EBITDA also includes the negative accounting impact of minimum tax on revenue (~PKR 0.6 billion in Q2), booked above EBITDA, which diluted the EBITDA margin by 1.1 percentage points. Reported EBITDA in Q2 2019 increased by 33.7% year on year to PKR 27.3 billion. In Q2 2019, capex excluding licenses pre-IFRS16 increased to PKR 9.8 billion, following network improvement and 4G/LTE rollout. Reported capex excluding licenses increased year on year to PKR 9.7 billion. At the end of Q2 2019, Jazz has data coverage in more than 225 cities (defined as cities with at least three base stations). At the end of Q2 2019, population coverage of Jazz’s data network was more than 50%. In June 2018, the Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue. On 3 July 2019, the Supreme Court issued its detailed reasons and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges. From Q3 2018 till Q1 2019, revenue was positively impacted by ~PKR 5.2 billion, mainly on account of higher usage by customers, and EBITDA by ~PKR 2.4 billion on average per quarter. The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding applicable taxes of ~13%). The PTA’s decision can be appealed to the Islamabad High Court before 21 August 2019. 1 In June 2018, the Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes on prepaid and postpaid connections on each recharge/top- up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue. On 3 July 2019, the Supreme Court issued its detailed reasons and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges Q2 2019 14

VEON

ALGERIA

DZD billion	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	22.3	23.1	(3.4%)	45.1	46.2	(2.4%)
Mobile service revenue	22.3	22.9	(2.9%)	45.0	45.9	(2.0%)
of which mobile data	6.4	5.9	9.2%	12.7	10.8	17.0%
EBITDA	10.0	10.0	(0.7%)	20.5	20.4	0.6%
EBITDA margin	44.6%	43.4%	1.2p.p.	45.5%	44.1%	1.4p.p.
EBITDA pre-IFRS 16	8.9	10.0	(11.4%)	18.5	20.4	(9.3%)
EBITDA margin pre-IFRS 16	39.8%	43.4%	(3.6p.p.)	41.0%	44.1%	(3.1p.p.)
Capex excl. licenses	3.5	3.3	6.0%	6.0	4.9	23.1%
LTM capex excl. licenses/revenue	14.7%	13.9%	0.8p.p.	14.7%	13.9%	0.8p.p.
Capex excl. licenses pre-IFRS 16	3.4	3.3	4.5%	5.7	4.9	17.6%
LTM capex excl. licenses/revenue pre-IFRS 16	14.4%	13.9%	0.5p.p.	14.4%	13.9%	0.5p.p.
Mobile						
Customers (mln)	15.6	15.5	0.4%			
- of which mobile data customers (mln)	9.3	8.3	12.6%			
ARPU (DZD)	469	496	(5.4%)			
MOU (min)	413	447	(7.7%)			
Data usage (MB/user)	2,703	1,643	64.5%			

In Algeria, macro challenges persisted during the quarter, and political uncertainty remains after the former president's dismissal. Presidential elections were postponed for the second time. The market remains challenging with the high levels of competition in both pricing as well as channel related incentives. Against this backdrop Djezzy continued to focus on both prepaid and post-paid with a segmented approach, aiming to drive up value while protecting and sequentially improving its customer base quarter on quarter with competitive offers on data.

Djezzy's Q2 2019 service revenue was DZD 22.3 billion, a 3.4% year on year decline, while data revenue increased 9.2% year on year, due to higher usage and an increase in data customers following the 3G and 4G/LTE network roll-out. Price competition, in both voice and data, drove a continued reduction in ARPU, which declined by 5.4% year on year. The net customer additions were marginally positive year on year, this was mainly driven by the continued positive uptake of new offers launched earlier in the year.

EBITDA pre-IFRS 16 decreased year on year by 11.4%, resulting in a margin of 39.8%. The decline in revenue remains a challenge for EBITDA performance. During Q2 2019, EBITDA was negatively impacted by a one off tax adjustment of DZD 0.6 billion. Excluding this impact EBITDA would have decreased by 5.6%. Reported EBITDA decreased by 0.7% year on year to DZD 10.0 billion.

The new Finance Law, effective from January 2018, and further tax increases from mid-July continue to impact year on year performance. A complementary law to the Finance Law introduced on 15 July 2018 further increased the tax on recharge transfer between operators and distributors from 0.5% to 1.5%.

At the end of Q2 2019, the company's 4G/LTE services covered 28 wilayas and close to 27% of Algeria's population, while its 3G network covered all 48 wilayas and approximately 74% of Algeria's population. In Q2 2019, capex excluding licenses pre-IFRS 16 was DZD 3.4 billion, representing a 4.5% increase year on year following continuous investments in network rollout.

VEON Q2 2019 15

BANGLADESH

BDT billion	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	11.5	10.9	5.4%	22.7	21.7	5.0%
Mobile service revenue	11.3	10.5	7.8%	22.2	20.9	6.6%
of which mobile data	2.3	1.8	27.9%	4.5	3.4	31.8%
EBITDA	4.6	3.8	22.1%	9.6	7.6	26.0%
EBITDA margin	39.8%	34.4%	5.5p.p.	42.3%	35.2%	7.1p.p.
EBITDA pre-IFRS 16	3.8	3.8	0.1%	8.0	7.6	4.2%
EBITDA margin pre-IFRS 16	32.7%	34.4%	(1.7p.p.)	35.0%	35.2%	(0.2p.p.)
Capex excl. licenses	1.8	1.7	4.7%	3.2	6.3	(50.0%)
LTM capex excl. licenses/revenue	10.3%	27.9%	(17.6p.p.)	10.3%	27.9%	(17.6p.p.)
Capex excl. licenses pre-IFRS 16	1.8	1.7	2.7%	3.1	6.3	(50.7%)
LTM capex excl. licenses/revenue pre-IFRS 16	10.2%	27.9%	(17.7p.p.)	10.2%	27.9%	(17.7p.p.)
Mobile						
Customers (mln)	32.9	32.0	3.1%			
- of which mobile data customers (mln)	21.1	19.2	9.8%			
ARPU (BDT)	114	109	4.8%			
MOU (min)	236	270	(12.7%)			
Data usage (MB/user)	1,250	684	82.8%			

The market in Bangladesh during Q2 2019 continued to be characterized by price pressure predominately led by competition, mostly in data offers. Notwithstanding this economic backdrop and challenging regulatory environment, Banglalink reported good results, with the operational turnaround evident in the first quarter continuing.

Banglalink continued to focus on acquiring customers in Q2 2019, with improved network availability and managed to deliver a year on year acceleration in revenue growth for the third quarter in a row, alongside EBITDA growth.

Total revenue in Q2 2019 grew by 5.4% year on year, driven by an acceleration of mobile service revenue, which increased by 7.8% year on year to BDT 11.3 billion. The increase represents a continuation of the positive trend seen in Q1 2019, despite Banglalink's 3G network coverage gap compared to competitors. Service revenue increased 2.5% quarter on quarter in Q2 2019. The revenue increase was mainly driven by a continued improvement in data revenue following enhanced network availability, with the continued expansion of Banglalink's distribution footprint. The customer base grew by 3.1% year on year, supported by improved distribution and network availability, notwithstanding the intense pricing pressure in the market. ARPU increased by 4.8% year on year driven by higher voice and data revenue. Data revenue increased by 27.9% year on year, driven by increased smartphone penetration and doubled data usage year on year to 1,250 MB, along with 9.8% year on year growth in active data users.

EBITDA pre-IFRS16 was broadly flat year on year, as higher revenue was largely offset by the increase in the minimum tax rate. Excluding the impact of IFRS 16 and minimum tax (BDT 548 million) the EBITDA growth would have been 13.5%. EBITDA margin pre-IFRS 16 decreased to 32.7%. Reported EBITDA in Q2 2019 increased by 22.1% year on year to BDT 4.6 billion.

In Q2 2019, capex excluding licenses pre-IFRS 16 increased year on year to BDT 1.8 billion. 3G network population coverage was approximately 72% at the end of Q2 2019. The roll-out of 4G/LTE is in progress and the service, which was launched in February 2018.

The tax authority in Bangladesh has recently introduced several changes to the tax regime: Supplementary Duty increased from 5% to 10% from subs revenue; SIM tax increased from BDT 100 to 200; minimum tax rate increased from 0.75% to 2% of revenue and custom duties on smartphones increased from 10% to 25%. Banglalink expects these tax changes to have no impact on revenue while a negative impact of ~5.7% on EBITDA for FY 2019.

VEON Q2 2019 16

UZBEKISTAN

UZS mln	2Q19	2Q18	YoY	1H19	1H18	YoY
Total revenue	567,758	635,242	(10.6%)	1,102,431	1,251,925	(11.9%)
Mobile service revenue	562,964	629,375	(10.6%)	1,093,788	1,241,198	(11.9%)
- of which mobile data	255,423	213,465	19.7%	490,966	399,770	22.8%
Fixed-line service revenue	3,409.4	5,006.5	(31.9%)	6,947	9,222	(24.7%)
EBITDA	295,645	276,520	6.9%	562,074	552,595	1.7%
EBITDA margin	52.1%	43.5%	8.5p.p.	51.0%	44.1%	6.8p.p.
EBITDA pre-IFRS 16	281,886	276,520	1.9%	540,012	552,595	(2.3%)
EBITDA margin pre-IFRS 16	49.6%	43.5%	6.1p.p.	49.0%	44.1%	4.8p.p.
Capex excl. licenses	118,739	131,718	(9.9%)	372,093	206,967	79.8%
LTM Capex excl. licenses/revenue	20.1%	15.0%	5.1p.p.	20.1%	15.0%	5.1p.p.
Capex excl. licenses pre-IFRS 16	96,496	131,718	(26.7%)	326,682	206,967	57.8%
LTM Capex excl. licenses/revenue pre-IFRS 16	18.2%	15.0%	3.2p.p.	18.2%	15.0%	3.2p.p.
Mobile						
Customers (mln)	8.7	9.3	(6.6%)			
- of which mobile data customers (mln)	5.4	5.0	7.8%			
ARPU (UZS)	20,873	22,018	(5.2%)			
MOU (min)	616	568	8.4%			
Data usage (MB/user)	2,215	1,014	118.5%			

Increasing mobile data penetration remains the key driver of the Uzbekistan market. Unitel continued to focus on quality customers benefiting from its position as a market leader delivering encouraging sequential improvement.

The business delivered 6.2% sequential improvement in revenue while year on year total revenue decreased by 10.6% year on year to UZS 568 billion driven by the negative impact of the reduction in mobile termination rates (UZS 27 billion) and the introduction of the 15% excise tax (UZS 76 billion) which was partially offset by repricing activities. Adjusted for these negative effects, the growth would have been ~6.0% year on year. Mobile data traffic more than doubled, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in Unitel´s customer base. Unitel saw its customer base decline to 8.7 million, down 6.6% year on year as a result of its strategic focus on high value customers.

EBITDA pre-IFRS 16 increased by 1.9% to UZS 282 billion, driven by good organic revenue growth, partially offset by the net impact of tax reforms on EBITDA (UZS 5 billion). Reported EBITDA increased by 6.9% to UZS 296 billion.

Capex excluding licenses pre-IFRS 16 decreased to UZS 97 billion, mainly as a result of better phasing of capex, with a larger part of the network investment during Q1 2019. LTM Q2 2019 capex to revenue ratio was 18.2%. We continued to invest in our high-speed data networks, improving 4G/LTE coverage to 24.5% and increasing the number of nationwide 3G sites by 15.2% year on year. Improvements to our high-speed data networks will continue to be a priority for Unitel in 2019 and the authorities in Uzbekistan have stated that connectivity of the domestic internet channel should be liberalized from January 2020.

From January 2019, new tax reforms were introduced, which aim to simplify taxation in Uzbekistan. The tax authorities introduced a flat 20% corporate tax rate for mobile operators (before 2019, the corporate tax rate depended on the profitability of mobile operators), cancelled the revenue tax of 3.2%, while an excise tax of 15% over customer charges was introduced. Furthermore, the customer tax was reduced to UZS 2,000 in FY 2019 from UZS 4,000 in FY 2018. Overall, as a result of these changes, revenue is expected to be negatively impacted by approximately 13%, EBITDA is expected to be negatively impacted by approximately 6%, while free cash flow impact is expected to be slightly positive impacted in FY 2019.

VEON Q2 2019 17

CONFERENCE CALL INFORMATION On 1 August 2019, VEON will host a conference call by senior management at 9.30 CEST (8.30 BST), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com 9:30 CEST investor and analyst conference call US call-in number: +1 (917) 720 0178 Confirmation Code: 1425179 International call-in number: +44 (0) 203 009 5710 Confirmation Code: 1425179 The conference call replay and the slide presentation webcast will be available until 8 August 2019. The slide presentation will also be available for download from VEON's website. Investor and analyst call replay US Replay Number: +1 (917) 677 7532 Confirmation Code: 1425179 UK Replay Number: +44 (0) 333 300 9785 Confirmation Code: 1425179 CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com Q2 2019 18

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions (including the GTH mandatory tender offer) in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward- looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Q2 2019 19

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. Follow us: go to our website @ http://www.veon.com CONTENT OF THE ATTACHMENTS Attachment A Customers 21 Attachment B Definitions 21 Attachment C Reconciliation tables 23 Average rates and guidance rates of functional currencies to USD For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2019.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/. Q2 2019 20

VEON

ATTACHMENT A: CUSTOMERS

million	Mobile 2Q19	Mobile 2Q18	Mobile YoY	Fixed-line broadband 2Q19	Fixed-line broadband 2Q18	Fixed-line broadband YoY
Russia	54.3	56.4	(3.7%)	2.5	2.3	5.8%
Pakistan	59.5	55.5	7.2%	0.0	0.0	-
Algeria	15.6	15.5	0.4%	0.0	0.0	-
Bangladesh	32.9	32.0	3.1%	0.0	0.0	-
Ukraine	26.2	26.5	(1.1%)	1.0	0.9	8.2%
Uzbekistan	8.7	9.3	(6.6%)	0.0	0.0	-
Other	14.7	14.9	(1.2%)	0.5	0.5	2.5%
Total	211.9	210.0	0.5%	3.9	3.6	5.9%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures.

Capital expenditures (capex) exc. licenses & ROU is calculated as capex, excluding purchases of new spectrum licenses and excluding additions of rights-of-use assets.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt.

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow

VEON Q2 2019 21

used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below. An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM. Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction. Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas. Total revenue in this section is fully comparable with Total Operating revenue in MD&A section below. Q2 2019 22

VEON

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q19	2Q18	1H19	1H18
Unaudited				
EBITDA	994	857	2,292	1,711
Depreciation	(409)	(336)	(812)	(691)
Amortization	(111)	(130)	(205)	(256)
Impairment loss	(4)	(7)	(10)	(10)
Loss on disposals of non-current assets	(7)	(1)	(14)	(18)
Operating profit	464	383	1,252	737
Financial Income and Expenses	(196)	(194)	(393)	(391)
- including finance income	14	12	28	31
- including finance costs	(210)	(206)	(421)	(423)
Net foreign exchange (loss)/gain and others	(11)	(28)	6	(25)
- including Other non-operating (losses)/gains	10	(17)	14	(26)
- including Shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	-	0	(0)	0
- including Net foreign exchange gain	(22)	(11)	(8)	1
Profit before tax	256	161	865	321
Income tax expense	(182)	(136)	(260)	(253)
(Loss)/Profit from continue operations	75	25	605	68
(Loss)/Profit for discontinued operations	-	(169)	0	(300)
(Loss)/Profit for the period	75	(144)	605	(232)
Less profit attributable to non-controlling interest	(5)	2	(40)	(23)
Profit/(Loss) for the year attributable to the owners of the parent	70	(142)	565	(254)

RECONCILIATION OF CAPEX

USD mln unaudited	2Q19	2Q18	1H19	1H18
Cash paid for purchase of property, plant and equipment and intangible assets	436	502	825	1,177
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	119	(5)	174	94
Capital expenditures	554	497	999	1,271
Less capital expenditures in licenses and other	(7)	95	(12)	(514)
Capital expenditures excl. licenses	547	402	988	757

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q19 vs 2Q18						
	Total Revenue			EBITDA			
	Organic	Forex	Reported	Organic	Forex	Reported Pre-IFRS 16	Reported
Russia	0%	(4.2%)	(4.2%)	(2.1%)	(4.3%)	(6.4%)	12.9%
Pakistan	20.5%	(24.7%)	(4.2%)	26.0%	(26.0%)	-	6.0%
Algeria	(3.4%)	(2.9%)	(6.3%)	(11.4%)	(2.7%)	(14.1%)	(3.7%)
Bangladesh	5.4%	(0.7%)	4.7%	0.1%	(0.6%)	(0.5%)	21.4%
Ukraine	24.4%	(1.8%)	22.6%	40.9%	(2.0%)	38.9%	44.7%
Uzbekistan	(10.6%)	(4.9%)	(15.5%)	1.9%	(5.8%)	(3.9%)	0.8%
Total	7.5%	(7.9%)	(0.4%)	11.1%	(10.1%)	1.0%	16.1%

VEON Q2 2019 23

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 June 2019	31 March 2019	31 December 2018
Net debt	8,179	8,265	5,469
Cash and cash equivalents	1,331	1,265	1,808
Long - term and short-term deposits	3	3	22
Gross debt	9,513	9,533	7,298
Interest accrued related to financial liabilities	72	100	81
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(11)	(14)	(13)
Derivatives not designated as hedges	323	374	371
Derivatives designated as hedges	92	45	-
Other financial liabilities	84	90	119
Total other financial liabilities	10,073	10,128	7,856

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	2Q19	2Q18	YoY
EBITDA	994	857	16.1%
Changes in working capital	61	66	(7.4%)
Movements in provision	30	(24)	n.m.
Net interest paid received	(194)	(189)	(2.8%)
Income tax paid	(146)	(108)	(35.7%)
Cash flow from operating activities (excl.discontinued operations)	745	600	24.3%
Capex excl.licenses	(547)	(402)	36.0%
Working capital related to Capex excl. license	119	5	n.m.
Proceeds from sale of PPE	20	3	601.2%
Equity Free Cash Flow excl.licenses	338	206	63.9%

VEON Q2 2019 24

VEON

EBITDA RECONCILIATION FOR COUNTRY

Q2 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	498	185	84	55	138	35	(60)	60	994
Less	-	-	-	-	-	-	-	-	-
Depreciation	(253)	(42)	(34)	(25)	(20)	(8)	(1)	(26)	(409)
Amortization	(29)	(18)	(31)	(10)	(13)	(1)	(1)	(7)	(111)
Impairment loss	(2)	-	-	0	(1)	-	(1)	0	(4)
Loss on disposals of non-current assets	(6)	0	0	(0)	(1)	(0)	-	(0)	(7)
Gain on sale of investments in subsidiaries	0	-	-	-	-	-	0	-	1
Operating profit	208	125	19	19	103	26	(63)	27	464

Q2 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	441	175	87	45	95	35	(54)	33	857
Less									
Depreciation	(189)	(39)	(25)	(31)	(15)	(9)	(1)	(28)	(336)
Amortization	(39)	(32)	(20)	(16)	(11)	(0)	(3)	(9)	(130)
Impairment loss	(5)	-	(1)	(0)	(1)	-	-	(0)	(7)
Loss on disposals of non-current assets	(9)	(0)	0	(5)	(5)	(0)	-	(1)	(21)
Gain on sale of investments in subsidiaries	(0)	-	-	-	-	-	(5)	25	20
Operating profit	198	104	41	(7)	64	25	(62)	20	383

H1 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	966	369	172	114	256	67	237	111	2,292
Less	-	-	-	-	-	-	-	-	-
Depreciation	(497)	(85)	(68)	(53)	(38)	(17)	(2)	(52)	(812)
Amortization	(63)	(35)	(42)	(21)	(26)	(1)	(2)	(14)	(205)
Impairment loss	(7)	-	-	(0)	(2)	-	(1)	(0)	(10)
Loss on disposals of non-current assets	(12)	0	0	(1)	(2)	(1)	-	0	(14)
Gain on sale of investments in subsidiaries	0	-	-	-	-	-	-	0	1
Operating profit	388	248	63	39	189	48	232	45	1,252

H1 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	884	349	178	91	184	68	(134)	91	1,711
Less									
Depreciation	(398)	(79)	(51)	(61)	(28)	(16)	(1)	(56)	(691)
Amortization	(76)	(65)	(41)	(27)	(21)	(1)	(6)	(19)	(256)
Impairment loss	(6)	-	(1)	(0)	(1)	-	-	-	(10)
Loss on disposals of non-current assets	(11)	(1)	0	(19)	(5)	(0)	-	1	(37)
Gain on sale of investments in subsidiaries	(0)	-	-	-	-	-	(5)	25	20
	-	-	-	-	-	-	-		-
Operating profit	393	204	84	(16)	129	50	(146)	42	737

VEON Q2 2019 25

RATES OF FUNCTIONAL CURRENCIES TO USD

	Guidance rates	Average rates			Closing rates		
	2019	2Q19	2Q18	YoY	2Q19	2Q18	YoY
Russian Ruble	66	64.56	61.80	4.5%	63.08	62.76	0.5%
Algerian Dinar	119	119.35	115.80	3.1%	118.65	117.50	1.0%
Pakistan Rupee	139	147.06	116.80	25.9%	159.52	121.58	31.2%
Bangladeshi Taka	84	84.29	83.78	0.6%	84.53	83.78	0.9%
Ukrainian Hryvnia	27	26.56	26.18	1.5%	26.17	26.19	-0.1%
Kazakh Tenge	377	380.52	329.63	15.4%	380.53	341.08	11.6%
Uzbekistan Som	8,522	8,474.83	8,011.80	5.8%	8,562.34	7,871.66	8.8%
Armenian Dram	488	481.07	482.75	-0.3%	477.11	482.24	-1.1%
Kyrgyz Som	70	69.79	68.50	1.9%	69.49	68.18	1.9%
Georgian Lari	2.7	2.74	2.45	12.0%	2.87	2.45	17.0%

VEON Q2 2019 26